                                                                    Exhibit 99.1

                                AT&T CANADA INC.

                      NOTICE OF ANNUAL AND SPECIAL MEETING
                                OF SHAREHOLDERS
                                      AND
                           MANAGEMENT PROXY CIRCULAR

                        MEETING TO BE HELD AT 9:00 A.M.
                         WEDNESDAY, MAY 2, 2001 IN THE
                                ROYAL YORK HOTEL
                             100 FRONT STREET WEST
                                TORONTO, ONTARIO
                                     CANADA

                               [AT&T CANADA LOGO]

                                AT&T CANADA INC.

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

    NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of shareholders of AT&T Canada Inc. (the "Corporation") will be held at the Royal York Hotel, 100 Front Street West, Toronto, Ontario, Canada, on Wednesday, May 2, 2001 at 9:00 a.m. (Toronto time) for the following purposes:

    (1) to receive the consolidated financial statements of the Corporation for the year ended December 31, 2000, together with the auditors' report thereon;

    (2) to elect directors, each to hold office until the next annual meeting of shareholders of the Corporation;

    (3) to re-appoint KPMG LLP as independent auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

    (4) to consider and, if thought fit, to pass a resolution (the "ESOP Amendment Resolution") ratifying the amendment (previously approved by the Board of Directors) to the 1999 Employee Stock Option Plan of the Corporation increasing the aggregate number of Class B Non-Voting Shares of the Corporation that may be issued pursuant to the exercise of stock options granted under the Plan; and

    (5) to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

    Reference should be made to the accompanying Management Proxy Circular dated March 19, 2001 for details of the above matters.

    Dated at Toronto, Ontario on the 19th day of March, 2001.

                                          By Order of the Board of Directors,

                                          [PURDY CRAWFORD]

                                          Purdy Crawford

                                          Chairman of the Board of Directors

NOTE:

If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario
M5A 4K9, Facsimile: (416) 368-2502, so as to arrive no later than 48 hours prior to the time of the Meeting or any reconvening of the Meeting in the case of adjournment, excluding Saturdays, Sundays and holidays, or by delivering it to the Chairman of the Meeting on the day of the Meeting or any reconvening of the Meeting in the case of adjournment.

                                             -TM- AT&T Corp. Used under licence.

                                AT&T CANADA INC.
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                    M5V 3G2
                           MANAGEMENT PROXY CIRCULAR

                                                                  March 19, 2001

GENERAL INFORMATION

    THIS PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES ON BEHALF OF THE MANAGEMENT OF AT&T CANADA INC. (THE "CORPORATION") FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS (THE "MEETING") MENTIONED IN THE FOREGOING NOTICE OF MEETING.

    Unless expressly indicated otherwise, all information provided in this proxy circular is given as of March 19, 2001, the date of this proxy circular.

    ALL DOLLAR REFERENCES IN THIS PROXY CIRCULAR ARE TO CANADIAN DOLLARS UNLESS OTHERWISE SPECIFICALLY INDICATED.

    If the enclosed form(s) of proxy are duly completed and returned, all securities in respect of which the persons named therein are appointed to act will be voted or withheld from voting, in accordance with the shareholder's specifications, on any ballot that may be called for at the Meeting. Should no such specification be made, then the securities will be voted as stated in the proxy.

    The cost of sending the Notice of Meeting and soliciting proxies for the Meeting will be paid by the Corporation. Solicitation of proxies will be by mail and may be supplemented by telephone or other personal contact by regular employees of the Corporation.

    THE PERSONS NAMED IN THE ENCLOSED FORM(S) OF PROXY ARE DIRECTORS OF THE CORPORATION. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE PERSONS NAMED IN THE ENCLOSED FORM(S) OF PROXY TO ATTEND AND ACT FOR SUCH SHAREHOLDER AT THE MEETING. Such right may be exercised by inserting the name of the desired person in the blank space provided on the enclosed form(s) of proxy or another appropriate form of proxy. To be voted at the Meeting, the enclosed form(s) of proxy or another appropriate form of proxy must be duly completed and received by the Corporation no later than 48 hours prior to the time of the Meeting or any reconvening of the Meeting in the case of adjournment, excluding Saturdays, Sundays and holidays, or may be delivered to the Chairman of the Meeting on the day of the Meeting or any reconvening of the Meeting in the case of adjournment. Proxies may be delivered to the transfer agent of the Corporation at: CIBC Mellon Trust Company, Proxy Department,
200 Queens Quay East, Unit 6, Toronto, Ontario, Canada M5A 4K9, Facsimile:
(416) 368-2502.

    Pursuant to subsection 148(4) of the Canada Business Corporations Act (the "CBCA"), any shareholder may revoke a proxy previously given by submitting an appropriate instrument in writing, executed by the shareholder or by his or her attorney duly authorized in writing or, if the shareholder is a corporation, executed by a duly authorized person, and depositing it either at the registered office of the Corporation located at 200 Wellington Street West, Toronto, Ontario, Canada M5V 3G2, Attention: Corporate Secretary, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of and up to the time of the Meeting or any adjournment thereof, or in any other manner permitted by law.

    THE ENCLOSED FORM OF PROXY WILL CONFER DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO AMENDMENTS TO THE MATTERS SET FORTH IN THE NOTICE OF MEETING AND WITH RESPECT TO ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

    To the best of management's knowledge, the only business which will be presented for action at the Meeting is the business described in the Notice of Meeting. IF AMENDMENTS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR IF OTHER MATTERS PROPERLY COME BEFORE THE MEETING, IT IS

THE INTENTION OF THE PERSONS NAMED IN THE ENCLOSED FORM(S) OF PROXY TO VOTE IN ACCORDANCE WITH THEIR JUDGEMENT ON SUCH MATTERS.

RIGHTS OF HOLDERS OF CLASS A VOTING AND CLASS B NON-VOTING SHARES

    Generally, only the holders of the Class A Voting Shares and Class A Deposit Receipts are entitled to vote on matters at any meeting of shareholders. The holders of the Class B Non-Voting Shares and Class B Deposit Receipts are generally not entitled to vote at meetings of shareholders, except insofar as they are entitled to elect two directors to the Board of Directors pursuant to the Deposit Receipt Agreement (defined below), as specified in the Corporation's articles, or as they may otherwise be entitled to vote under statute or pursuant to the requirements of any applicable regulatory authority. Holders of Class B Non-Voting Shares and Class B Deposit Receipts are, however, entitled to receive notice of and to attend meetings of holders of voting shares, except meetings at which only holders of a specified class of shares are entitled to vote.

ARRANGEMENT TRANSACTION AND DEPOSIT RECEIPT AGREEMENT

    On June 1, 1999, an arrangement transaction (the "Arrangement") was completed which provided for a business combination of MetroNet Communications Corp. ("MetroNet"), a public company existing under the laws of Canada, and AT&T Canada Corp. (formerly AT&T Canada Long Distance Services Company), an unlimited company existing under the laws of the Province of Nova Scotia. As a consequence of this transaction, the name of MetroNet was changed to AT&T Canada Inc.

    In connection with the Arrangement, the Corporation, AT&T Corp., a corporation incorporated under the laws of the State of New York, and CIBC Mellon Trust Company (the "Custodian") entered into a deposit receipt agreement (the "Deposit Receipt Agreement") pursuant to which all Class A Voting Shares, other than Class A Voting Shares held directly or indirectly by AT&T Corp., and all Class B Non-Voting Shares of the Corporation were deposited or deemed to have been deposited with the Custodian in return for the creation and issuance of an equivalent number of Class A Deposit Receipts and Class B Deposit Receipts, as the case may be. All holders of Deposit Receipts are bound by the terms of the Deposit Receipt Agreement, which provides for specified rights and obligations of AT&T Corp. to purchase all of the Class A Voting Shares and the Class B Non-Voting Shares deposited or deemed to be deposited with the Custodian under the Deposit Receipt Agreement, other than deposited shares beneficially owned by or on behalf of AT&T Corp. or an affiliate of AT&T Corp. These rights and obligations are set out in more detail in Note 2 to the financial statements for the financial year ended December 31, 2000.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

    As of the date hereof, the Corporation has outstanding 72,140 Class A Voting Shares and 236,924 Class A Deposit Receipts and 96,951,760 Class B Deposit Receipts, representing the same number of underlying Class B Non-Voting Shares. The holders of Class B Deposit Receipts will be entitled to vote on the resolution approving, ratifying and confirming an amendment to the 1999 Employee Stock Option Plan and to vote as a separate class on the resolution to elect two directors to the Board of Directors. The Class A Voting Shares and Class A Deposit Receipts are otherwise the only securities entitled to be voted at the Meeting, and will be entitled to vote on each of the resolutions to be voted upon at the Meeting except for the resolution to elect two directors to be voted on by the holders of Class B Deposit Receipts.

    Each person who is a holder of Class A Voting Shares, Class A Deposit Receipts and Class B Deposit Receipts of record at the close of business on the Record Date, March 26, 2001, will be entitled to receive notice of, and to attend and vote at the Meeting, subject to the limits on the voting rights of the holders of Class B Deposit Receipts set out above and except to the extent that subsequent transferees become entitled to vote by complying with the requirements of subsection 138(3) of the CBCA.

    To the knowledge of the directors and senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, securities carrying more than ten percent (10%) of the voting rights attached to any class of voting securities entitled to vote at the Meeting as of the date hereof except as follows:

---------------------------------------------------------------------------------------------------------------
                                      NUMBER OF CLASS A
                                       VOTING SHARES OR    10% OR MORE OF   NUMBER OF CLASS B    10% OR MORE OF
NAME                                   DEPOSIT RECEIPTS        CLASS         DEPOSIT RECEIPTS        CLASS
---------------------------------------------------------------------------------------------------------------
Ontario Teacher's Pension Plan Board        92,718               30%             N/A                N/A
---------------------------------------------------------------------------------------------------------------
AT&T BT Canada Holdings Limited
  Partnership(1)                            72,140             23.3%             N/A                N/A
---------------------------------------------------------------------------------------------------------------
Robert McKenzie(2)                          53,280             17.2%             N/A                N/A
---------------------------------------------------------------------------------------------------------------
Eric Hobson(3)                              53,280             17.2%             N/A                N/A
---------------------------------------------------------------------------------------------------------------
Rogers Communications Inc.                N/A                 N/A               25,002,100           30.3%
---------------------------------------------------------------------------------------------------------------
Providence Equity Partners(4)             N/A                 N/A               17,477,318           21.1%
---------------------------------------------------------------------------------------------------------------

(1) The interests in AT&T BT Canada Holdings Limited Partnership are held, directly or indirectly, as to approximately 70% by AT&T Corp. and as to approximately 30% by British Telecommunications plc.

(2) Includes 33,300 Class A Deposit Receipts held by RSM Investments Ltd., a holding company owned by Mr. McKenzie.

(3) Includes 33,300 Class A Deposit Receipts held by Hobson's Choice Holding Corporation, a holding company owned by Mr. Hobson.

(4) Includes Class B Deposit Receipts held by Providence Equity Partners L.P., Providence Equity Partners II L.P., Providence Equity Partners Inc., Providence Media Services Inc., Providence Media Partners L.P., Jonathan Nelson and Paul Salem.
    Providence Equity Partners II L.P. ("Providence Equity II") is an affiliate of Providence Equity Partners L.P. ("Providence Equity"). Jonathan M. Nelson and Paul J. Salem, both directors of the Corporation, are members of Providence Equity Partners LLC, the general partner of Providence Equity and Providence Equity II and may be deemed to share voting power with respect to the securities held by each such entity. In addition, Mr. Nelson is a general partner of Providence Ventures L.P., the general partner of Providence Media Partners L.P., the sole shareholder of Providence Media Services Inc., and may be deemed to share voting power with respect to the securities held by such entities. Mr. Nelson and Mr. Salem are shareholders of Providence Equity Partners Inc. and may be deemed to share voting power with respect to the securities held by such entity.

                 QUORUM AND NECESSARY VOTES TO PASS RESOLUTIONS

QUORUM

    A quorum will be present at the Meeting if there are at least two persons present in person or represented by proxy representing not less than thirty-three and one-third percent (33 1/3%) of the total number of Class A Voting Shares and Class A Deposit Receipts, and two persons present in person or represented by proxy representing not less than thirty-three and one-third percent (33 1/3%) of the total number of Class B Deposit Receipts.

NECESSARY VOTES TO PASS RESOLUTIONS

ELECTION OF CLASS B DIRECTORS

    The election of the two directors by the holders of the Class B Deposit Receipts requires a majority of the votes cast at the Meeting by the holders of the Class B Deposit Receipts, voting in person or by proxy, with one vote for each Class B Deposit Receipt held.

ESOP AMENDMENT RESOLUTION

    The ESOP Amendment Resolution must be approved by a majority of the votes cast at the Meeting by the holders of the Class A Voting Shares, Class A Deposit Receipts and Class B Deposit Receipts, voting together as a single class at the Meeting in person or represented by proxy, with one vote for each Class A Voting Share, Class A Deposit Receipt and Class B Deposit Receipt held.

                             ELECTION OF DIRECTORS

    Under the Articles and By-Laws of the Corporation, the Board of Directors consists of a minimum of three members and a maximum of 20 members; the number of directors within such range is to be determined by the Board of Directors from time to time. The Board of Directors consists of twelve members. Directors are elected by the highest number of votes cast in respect of their election at the Meeting.

    The holders of the Class B Deposit Receipts are entitled to vote as a separate class for two directors, while the holders of the Class A Voting Shares and Class A Deposit Receipts are entitled to elect the remaining ten members of the Board of Directors.

    Certain holders of the Class A Voting Shares and the Class A Deposit Receipts are parties to a shareholders' agreement dated June 1, 1999 (the "Shareholders' Agreement"). The Shareholders' Agreement provides that the holders of Class A Voting Shares and Class A Deposit Receipts shall elect directors in accordance with such agreement, which provides that the Board shall consist of four nominees of AT&T Corp. (one of whom is designated by British Telecommunications plc), two nominees of Providence Media Partners L.P., Providence Equity Partners L.P. and Providence Equity Partners II L.P. (collectively, "Providence"), two nominees of Rogers Communications Inc. ("RCI"), one nominee of the Ontario Teachers' Pension Plan Board ("Teachers"), one nominee of the remaining shareholders who are parties to the Shareholders' Agreement (the "Founding Investors"), with the remaining two directors to be elected by the holders of the Class B Deposit Receipts. The Board of Directors is entitled to nominate the directors to be elected by the holders of the Class B Deposit Receipts.

    IT IS THE INTENTION OF THE PERSONS NAMED IN THE ENCLOSED FORM(S) OF PROXY (IN THE EVENT THAT AUTHORITY IS NOT WITHHELD) TO VOTE IN FAVOUR OF THE ELECTION TO THE BOARD OF DIRECTORS OF THE TWELVE NOMINEES LISTED IN THE FOLLOWING TABLE TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS OR UNTIL THEIR RESPECTIVE SUCCESSORS ARE ELECTED OR APPOINTED, UNLESS A SHAREHOLDER SIGNING A FORM OF PROXY SPECIFIES THAT THE SECURITIES REPRESENTED BY THE FORM OF PROXY ARE TO BE WITHHELD FROM VOTING IN RESPECT OF THE ELECTION OF DIRECTORS. MESSRS. BUREAU AND LADOUCEUR HAVE BEEN NOMINATED AS THE NOMINEES OF THE HOLDERS OF THE CLASS B DEPOSIT RECEIPTS, WHILE THE REMAINING TEN PERSONS HAVE BEEN NOMINATED AS THE NOMINEES OF THE HOLDERS OF THE CLASS A VOTING SHARES AND THE CLASS A DEPOSIT RECEIPTS.

    MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR, BUT SHOULD ANY NOMINEE FOR ANY REASON BECOME UNABLE BEFORE THE MEETING TO SERVE AS A DIRECTOR, THE PERSONS NAMED IN THE ENCLOSED FORM(S) OF PROXY WILL VOTE FOR THE ELECTION OF ANOTHER NOMINEE TO THE OFFICE OF DIRECTOR IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS WITHHELD AUTHORITY FROM VOTING IN RESPECT OF THE ELECTION OF DIRECTORS.

    The table and notes below show, in respect of each nominee as of the date hereof: (1) the name, present principal occupation or employment and all other major positions and offices held with the Corporation or any of its significant affiliates; (2) the period during which each person has served as a director of the Corporation; (3) the year of expiry of the term of office of each person or the year of expiry of the term of office for which such person is a nominee; and
(4) the number of Class A Voting Shares, Class A Deposit Receipts and Class B Deposit Receipts of the Corporation beneficially owned by each person or over which each person exercises control or direction.

                                                    YEAR OF          SECURITIES OF THE CORPORATION AND
NAME, PRINCIPAL OCCUPATION                         EXPIRY OF   SUBSIDIARIES OF THE CORPORATION OWNED OR OVER
AND POSITION WITH THE CORPORATION  DIRECTOR SINCE   OFFICE      WHICH CONTROL OR DIRECTION IS EXERCISED(12)
---------------------------------  --------------  ---------   ---------------------------------------------
Purdy Crawford...................  June, 1999        2001      3,000 Class B Deposit Receipts
Chairman of the Board of
  Directors of the Corporation
  and Counsel,
  Osler, Hoskin &
  Harcourt LLP(1)(3)(4)(5)

Andre Bureau.....................  December, 2000    2001      Nil
Counsel, Heenan
  Blaikie(4)(11)(14)

Steven B. Chisholm...............  October, 2000     2001      453 Class B Deposit Receipts(22)
Senior Vice President, General
  Counsel & Secretary, Global
  Metro Networks(1)(2)(9)(12)(18)

John Haigh.......................  June, 1999        2001      Nil
President, International
  Ventures,
  AT&T Corp.(1)(5)(21)

Stephen H. Halperin..............  August, 1999      2001      Nil
Partner, Goodmans LLP(2)(4)(6)

Alan D. Horn.....................  July, 1998        2001      Nil
Vice President & Chief Financial
  Officer, Rogers
  Communications Inc.(2)(3)(8)

Philip R. Ladouceur..............  October, 1996     2001      103,096 Class B Deposit Receipts(20)
President, Mardale Investments
  Ltd.(2)(11)

James J. Meenan..................  June, 1999        2001      1,514 Class B Deposit Receipts(19)
Chairman, Castek Software
  Factory Inc.(2)(3)(5)(12)

Jonathan M. Nelson...............  February, 1997    2001      30,872 Class A Deposit Receipts(15)
President, Providence Equity                                   17,449,962 Class B Deposit Receipts
  Partners Inc.(1)(7)

Edward S. Rogers.................  July, 1998        2001      25,002,100 Class B Deposit Receipts(16)
President and Chief Executive
  Officer, Rogers
  Communications Inc.(1)(8)

Paul J. Salem....................  July, 1996        2001      18,292 Class A Deposit Receipts
Managing Director, Providence                                  14,286,440 Class B Deposit Receipts(17)
  Equity Partners Inc.(3)(4)(7)

D. Craig Young...................  March, 1998       2001      108,498 Class B Deposit Receipts(13)
Corporate Director(3)(4)(10)(12)

------------

(1) Member of the Executive Committee

(2) Member of the Audit Committee

(3) Member of the Human Resources and Compensation Committee

(4) Member of the Corporate Governance Committee

(5) Nominee of AT&T Corp. pursuant to the terms of the Shareholders' Agreement

(6) British Telecommunications plc nominee of AT&T Corp. pursuant to the terms of the Shareholders' Agreement

(7) Nominee of Providence pursuant to the terms of the Shareholders' Agreement

(8) Nominee of RCI pursuant to the terms of the Shareholders' Agreement

(9) Nominee of Teachers pursuant to the terms of the Shareholders' Agreement

(10) Nominee of the Corporation's Founding Investors

(11) Nominee of the holders of Class B Deposit Receipts

(12) The following directors hold options to acquire Class B Non-Voting Shares of the Corporation:

                                                   ---------------------------
                                                   EXERCISABLE   UNEXERCISABLE
    --------------------------------------------------------------------------
    Steven Chisholm                                    30,000
    --------------------------------------------------------------------------
    James Meenan                                      100,000      200,000
    --------------------------------------------------------------------------
    Craig Young                                     1,169,230
    --------------------------------------------------------------------------

(13) Includes 63,942 Class B Deposit Receipts held jointly by Mr. Young and Joan
    L. Young, as well as 43,750 Class B Deposit Receipts held by The Young Family Limited Partnership and 806 Class B Deposit Receipts held by
    Mr. Young's children.

(14) Mr. Bureau is Counsel to Heenan Blaikie. Mr. Bureau has spent his professional career in the field of communications and is also currently Chairman of Astral Media Inc. and President and Chief Executive Officer of Astral Broadcasting Group Inc. since 1991.

(15) Includes Class A Deposit Receipts and Class B Deposit Receipts held by Providence Equity, Providence Equity II, Providence Media Partners L.P., Providence Equity Partners Inc., Providence Media Partners Services Inc. and Mr. Nelson personally. Providence Equity II is an affiliate of Providence Equity. Jonathan M. Nelson is a member of Providence Equity Partners LLC, the general partner of Providence Equity and Providence Equity II and may be deemed to share voting power with respect to the securities held by each such entity. In addition, Mr. Nelson is a general partner of Providence Ventures L.P., the general partner of Providence Media Partners L.P., the sole shareholder of Providence Media Services Inc., and may be deemed to share voting power with respect to the securities held by such entities. Finally, Mr. Nelson is a shareholder of Providence Equity Partners Inc. and may be deemed to share voting power with respect to the securities held by such entity.

(16) Mr. Rogers is the controlling shareholder of Rogers Communications Inc., a public company which owns directly and indirectly 25,002,100 Class B Deposit Receipts.

(17) Includes Class A Deposit Receipts and Class B Deposit Receipts held by Providence Equity, Providence Equity II, Providence Equity Partners Inc. and Mr. Salem personally. Providence Equity II is an affiliate of Providence Equity. Paul J. Salem is a member of Providence Equity Partners LLC, the general partner of Providence Equity and Providence Equity II and may be deemed to share voting power with respect to the securities held by each such entity. In addition, Mr. Salem is a shareholder of Providence Equity Partners Inc. and may be deemed to share voting power with respect to the securities held by such entity.

(18) Mr. Chisholm is Senior Vice President, General Counsel & Secretary of Global Metro Networks. He joined Global Metro Networks in October, 2000 having previously served as Senior Vice President, General Counsel & Secretary to the Corporation and to MetroNet. Prior to joining MetroNet, Mr. Chisholm was a founding partner of Legge & Chisholm Barristers & Solicitors from its inception in 1992.

(19) Includes the beneficial interest in approximately 649 Class B Deposit Receipts held through the units in the Employee Share Ownership Plan, which is structured as a single stock mutual fund. See "Report on Executive Compensation -- Employee Share Ownership Plan". Also includes 500 Class B Deposit Receipts held by Mr. Meenan's spouse.

(20) Includes 2,000 Class B Deposit Receipts owned by Mardale Investments Ltd.

(21) Mr. Haigh is President of International Ventures Organization for AT&T Corp. where he is responsible for AT&T Corp.'s entire portfolio of international in-country ventures. Prior to this, Mr. Haigh was Vice President, Corporate Strategy and Business Development for AT&T Corp., a position he assumed when he joined the company in July, 1997. From 1991 through 1996, Mr. Haigh provided various consulting services to AT&T Corp. as part of Mercer Management Consulting.

(22) Includes the beneficial interest in approximately 453 Class B Deposit Receipts held through the units in the Employee Share Ownership Plan, which is structured as a single stock mutual fund. See "Report on Executive Compensation -- Employee Share Ownership Plan".

                  STATEMENT OF CORPORATE GOVERNANCE PRACTICES

    The Toronto Stock Exchange (the "TSE") has adopted a series of guidelines (the "Guidelines") for effective corporate governance pursuant to which listed companies are required to include in their proxy materials or annual report a discussion of their systems of corporate governance with reference to the Guidelines. The TSE Guidelines address such matters as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. The Corporation and its Board of Directors (the "Board") recognize the importance of corporate governance to the effective management of the Corporation and to its shareholders and other stakeholders, and have designed the Corporation's systems of corporate governance accordingly. The Board is committed to a system of corporate governance which supports the effective management of the business and affairs of the Corporation and enhances shareholder value. Set out in Schedule "A" to this Proxy Circular is a description of the Corporation's approach to corporate governance with specific reference to each of the TSE Guidelines.

                             EXECUTIVE COMPENSATION

COMPENSATION OF NAMED EXECUTIVE OFFICERS

    The following table sets forth the annual and long-term compensation of the individuals who were, at December 31, 2000, the Chief Executive Officer and the next four most highly compensated executive officers of the Corporation, as well as any other individual who served as Chief Executive Officer at any time during the year then ended (collectively, the "Named Executive Officers"), for the 1998, 1999 and 2000 financial years of the Corporation.

                           SUMMARY COMPENSATION TABLE

-------------------------------------------------------------------------------------------------------------------
                                                                                       LONG-TERM
                                                      ANNUAL COMPENSATION            COMPENSATION*
                                               ----------------------------------   ----------------
                                                                     OTHER ANNUAL   SECURITIES UNDER    ALL OTHER
                                                SALARY     BONUS     COMPENSATION       OPTIONS        COMPENSATION
NAME AND PRINCIPAL POSITION           YEAR       ($)        ($)         ($)(2)            (#)              ($)
-------------------------------------------------------------------------------------------------------------------
John McLennan(1)                      2000     462,027    444,000       53,040          400,000           --
Vice Chairman &                       1999       N/A        N/A         N/A             N/A              N/A
Chief Executive Officer               1998       N/A        N/A         N/A             N/A              N/A
-------------------------------------------------------------------------------------------------------------------
James J. Meenan(1)                    2000     631,108    268,400      723,360          --                --
Vice Chair of the Corporation &       1999     357,879    408,333      189,921          300,000           --
Former Chief Executive Officer        1998       N/A        N/A         N/A             N/A              N/A
-------------------------------------------------------------------------------------------------------------------
Harry Truderung(1)                    2000     385,303    219,600       53,712          300,000           --
President & Chief Operating           1999       N/A        N/A         N/A             N/A              N/A
  Officer                             1998       N/A        N/A         N/A             N/A              N/A
-------------------------------------------------------------------------------------------------------------------
Larry Hudson(1)                       2000     386,899    130,647      137,387          --                --
President, Operations &               1999     218,750    217,817       64,831          170,000           --
Chief Quality Officer                 1998       N/A        N/A         N/A             N/A              N/A
-------------------------------------------------------------------------------------------------------------------
Ron Close(1)                          2000     254,955    211,925        1,268          --               N/A
President, Strategic Initiatives,     1999     157,623     83,633       N/A             180,000           --
E-Business                            1998       N/A        N/A                         N/A              N/A
-------------------------------------------------------------------------------------------------------------------
David Lazzarato(1)                    2000     304,081    122,100       --              --                --
Executive Vice President &            1999      78,000     34,500       --              200,000          N/A
Chief Financial Officer               1998       N/A        N/A         N/A             N/A              N/A
-------------------------------------------------------------------------------------------------------------------

Notes:

* No restricted shares/share units and no long-term incentive plan payouts were provided. The relevant columns have therefore been omitted. The number of securities under options have been adjusted to reflect the stock split that occurred in October, 1999.

(1) 2000 Compensation for Mr. McLennan and Mr. Truderung is for the period
    May 15, 2000 to December 31, 2000. 1999 compensation for Mr. Meenan and
    Mr. Hudson is for the period June 1, 1999 to December 31, 1999, for
    Mr. Close from March 16, 1999 to December 31, 1999 and for Mr. Lazzarato from October 1, 1999 to December 31, 1999. Mr. Meenan retired on January 8, 2001.

(2) Other annual compensation represents housing allowances, relocation travel benefits and financial planning benefits.

OPTION GRANTS DURING FISCAL 2000

    The following table sets forth individual grants of options under the AT&T Canada Inc. 1999 Employee Stock Option Plan dated June 1, 1999 (the "Plan") during the financial year ended December 31, 2000 to the Named Executive
Officers:

        OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

----------------------------------------------------------------------------------------------------------------
                                                              % OF TOTAL OPTIONS
                                                                  GRANTED TO       EXERCISE OR
                                          SECURITIES UNDER       EMPLOYEES IN      BASE PRICE
NAME                                     OPTIONS GRANTED(1)     FISCAL 2000(2)     $/SECURITY    EXPIRATION DATE
----------------------------------------------------------------------------------------------------------------
John McLennan                                  400,000              10.60%            $56.00      May 15, 2005
----------------------------------------------------------------------------------------------------------------
Harry Truderung                                300,000               7.95%            $52.60      May 17, 2005
----------------------------------------------------------------------------------------------------------------

                    OPTION GRANTS DURING CURRENT FISCAL 2001

----------------------------------------------------------------------------------------------------------------
                                                              % OF TOTAL OPTIONS
                                                                  GRANTED TO       EXERCISE OR
                                          SECURITIES UNDER       EMPLOYEES IN      BASE PRICE
NAME                                     OPTIONS GRANTED(1)     FISCAL 2001(2)     $/SECURITY    EXPIRATION DATE
----------------------------------------------------------------------------------------------------------------
Harry Truderung                                261,592                 69%            $45.55     March 6, 2006
----------------------------------------------------------------------------------------------------------------
David Lazzarato                                119,447                 31%            $45.55     March 6, 2006
----------------------------------------------------------------------------------------------------------------

(1) The above options to acquire Class B Non-Voting Shares of the Corporation were granted pursuant to the Plan. Options granted under the Plan generally become exercisable in instalments, with one-third of the option becoming exercisable one year from the date on which the option was granted and a further one-third becoming exercisable on each of the next two anniversaries of the date of the grant. The exercise price of each option granted is the closing price of the Class B Deposit Receipts of the Corporation on the TSE on the date of the grant, and must be paid in full at the time of exercise. The maximum number of Class B Non-Voting Shares of the Corporation that may be reserved and authorized for issuance under the Plan of the Corporation is currently 8.8 million, subject to increasing that number to 9.5 million upon shareholder approval of the resolution amending the Plan, and the number of Class B Non-Voting Shares which may be reserved and authorized for issuance to any one person may not exceed 5% of the total issued and outstanding Class B Non-Voting Shares. Consistent with the treatment of all existing and future shareholders of the Corporation (other than AT&T Corp. and affiliates of AT&T Corp.), persons exercising options will be issued Class B Non-Voting Shares which will, in turn, be issued to the Custodian under the Deposit Receipt Agreement and the exercising optionholder will be issued a Class B Deposit Receipt with respect to each Class B Non-Voting Share deposited or deemed to have been deposited with the Custodian on such optionholder's behalf.

(2) The aggregate number of options to purchase Class B Non-Voting Shares of the Corporation granted to employees and/or directors of the Corporation or its subsidiaries during the 2000 financial year was 3,773,200. Options to purchase 1,956,776 Class B Non-Voting Shares were exercised during 2000.

FINANCIAL YEAR-END STOCK OPTION VALUES

    The only options exercised by a Named Executive Officer during the financial year ended December 31, 2000 were 6,667 options exercised by Ron Close on February 24, 2000. The following table provides information concerning the number and value at December 31, 2000 of unexercised options held by the Named Executive Officers.

 AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
                      AND FINANCIAL YEAR-END OPTION VALUES

--------------------------------------------------------------------------------------------------------------------
                                                                                            VALUE OF UNEXERCISED
                                                             UNEXERCISED OPTIONS AT        "IN-THE-MONEY" OPTIONS
                                 SECURITIES    AGGREGATE        DECEMBER 31, 2000           DECEMBER 31, 2000(1)
                                 ACQUIRED ON     VALUE                 (#)                           ($)
                                  EXERCISE     REALIZED    ---------------------------   ---------------------------
NAME                                 (#)          ($)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
--------------------------------------------------------------------------------------------------------------------
John McLennan                       --            --               0        400,000              0              0
--------------------------------------------------------------------------------------------------------------------
James Meenan                        --            --         100,000        200,000        220,000        440,000
--------------------------------------------------------------------------------------------------------------------
Harry Truderung                     --            --               0        300,000              0              0
--------------------------------------------------------------------------------------------------------------------
Larry Hudson                        --            --          56,667        113,333        124,667        249,333
--------------------------------------------------------------------------------------------------------------------
Ron Close                           6,667       328,349       53,334        119,999        117,335        445,327
--------------------------------------------------------------------------------------------------------------------
David Lazzarato                     --            --          66,667        133,333              0              0
--------------------------------------------------------------------------------------------------------------------

(1) Value of unexercised "in-the-money" options calculated using the closing trading price of a Class B Deposit Receipt of the Corporation on The Toronto Stock Exchange on December 29, 2000 (being $43.50), less the exercise price of "in-the-money" options.
    Note: "In-the-money" options are options that can be exercised at a profit, I.E. the market value of the securities is higher than the price at which they may be bought from the Corporation.

PENSION PLAN

    Mr. McLennan is covered under a non-registered pension deferral vehicle, which at the end of five years of service will have a value of $3 million and will be paid in a lump sum. Should Mr. McLennan's employment be terminated by the Corporation for any reason other than cause or permanent disability, the Corporation will pay him a pro-rated lump sum amount.

    Messrs. Meenan, Truderung and Hudson are covered by the Corporation's non-contributory defined benefit registered pension plan and by a non-registered supplemental pension plan. The non-registered supplemental pension plan is a defined benefit plan that provides, when combined with the pension benefits from the AT&T Canada non-contributory registered pension plan, a benefit formula of 2% of the final 5-year average base salary per year of pensionable service. An additional year of pensionable service is granted for each of the first five years of actual service. Mr. Truderung was granted an additional five years of pensionable service at his date of hire, in lieu of the standard provision of one additional year granted for each of the first five years of actual service. There is an overall cap of 60% of the final 5-year average base salary.

    Mr. Lazzarato is covered by the Corporation's non-contributory defined benefit registered pension plan and by a separate non-registered supplemental pension plan. His non-registered supplemental pension plan is a defined benefit plan that provides, when combined with the pension benefits from the AT&T Canada non-contributory registered pension plan, a benefit formula of 1.7% of the final 3-year average base salary plus target bonus per year of pensionable service. At age 60, Mr. Lazzarato will be entitled to a pension of 51% of his pensionable earnings.

    Mr. Close is covered by the Corporation's non-contributory defined contribution registered pension plan and by the same non-registered supplemental pension plan as for Messrs. Meenan, Truderung, Hudson and Lazzarato. In the defined contribution plan, AT&T Canada contributes 2.5% of Mr. Close's base salary to the plan which he then invests from a menu of eligible funds.

    Other features of the non-registered supplemental pension plan include:

    - Unreduced accrued pension at age 62 or when age and credited service (both in completed years) total 85 or more. If less than 85 points at retirement, accrued pension is reduced by 3% for each point less than 85. Maximum reduction of 6% for each year prior to age 62.

    - Upon retirement, the pension benefit is payable for life with a 60% survivor option if married or for life with 60 monthly payments guaranteed if single.

    - No vesting for termination before age 55. For termination between age 55 and 60, fully vested upon the recommendation of the CEO and approved by the Corporation's Human Resources and Compensation Committee. Fully vested from age 60.

    The following table provides information concerning the total annual pension benefit payable under both the AT&T Canada non-contributory registered pension plan and the non-registered supplemental pension plan.

                       ANNUAL BENEFITS PAYABLE AT AGE 62
    (THE EARLIEST AGE AT WHICH AN UNREDUCED RETIREMENT BENEFIT IS AVAILABLE)

----------------------------------------------------------------------------------------------------------------
REMUNERATION(1)                                       YEARS OF CREDITED SERVICE(2)
----------------------  ----------------------------------------------------------------------------------------
($)                                  5                             10                            15
----------------------------------------------------------------------------------------------------------------
300,000                            30,000                        60,000                        90,000
----------------------------------------------------------------------------------------------------------------
400,000                            40,000                        80,000                       120,000
----------------------------------------------------------------------------------------------------------------
500,000                            50,000                       100,000                       150,000
----------------------------------------------------------------------------------------------------------------
600,000                            60,000                       120,000                       180,000
----------------------------------------------------------------------------------------------------------------
700,000                            70,000                       140,000                       210,000
----------------------------------------------------------------------------------------------------------------
800,000                            80,000                       160,000                       240,000
----------------------------------------------------------------------------------------------------------------
900,000                            90,000                       180,000                       270,000
----------------------------------------------------------------------------------------------------------------

Notes:

(1) Average base salary

(2) Years of credited service include the additional year of pensionable service granted for each of the first five years of actual service.

    The years of credited service as at December 31, 2000 for the Named Executive Officers included in the non-registered supplemental pension plan is as follows:

    - James J. Meenan: 3 years and 6 months (includes 21 months of extra pensionable service)

    - Harry Truderung: 5 years and 8 months (includes 5 years of extra pensionable service)

    - Larry Hudson: 9 years and 6 months (includes 4 years and 9 months of extra pensionable service)

    - Ron Close: 1 year and 8 months (includes 10 months of extra pensionable service)

    At the age of 62, the executives included in the non-registered supplemental pension plan will have the following years of credited service:

    - James J. Meenan: 11 years and 8 months (includes 5 years of extra pensionable service)

    - Harry Truderung: 13 years and 8 months (includes 5 years of extra pensionable service)

    - Larry Hudson: 63 years of age as of December 31, 2000.

    - Ron Close: 25 years and 1 month (includes 5 years of extra pensionable service)

EXECUTIVE EMPLOYMENT AGREEMENTS

    As of the date hereof, the Corporation is a party to employment agreements with all of the Named Executive Officers, except for James J. Meenan.

    Mr. McLennan and Mr. Truderung are entitled to 2 years salary, bonus and benefits severance if their employment is terminated for any reason other than cause or permanent disability. Mr. Hudson is entitled to 18 months salary and six months benefits severance if his employment is terminated for any reason other than cause or permanent disability. Mr. Close is entitled to 15 months base salary, bonus and benefits severance if his employment is terminated for any reason other than cause or permanent disability. Mr. Lazzarato is entitled to 12 months salary, bonus and benefits severance if his employment is terminated for any reason other than cause or permanent disability.

    The employment agreements with each of the Named Executive Officers also include covenants of the employee: (a) not to disclose confidential, proprietary and trade secret information; and (b) not to compete with the Corporation or any of its subsidiaries, generally for at least a one-year period following cessation of employment, in any current or future business undertaken by them.

    Each of Messrs. Truderung and Lazzarato has entered into agreements with the Corporation relating to the stock options granted to them. In the event that AT&T Corp. purchases (or arranges for a third party to purchase) all of the shares underlying the Deposit Receipts prior to July 1, 2003 at a price per share of less than $60 per share, these agreements are designed to place each of them, subject to certain conditions, in the same position that they would have been in on July 1, 2003 with respect to those stock options had such an early sale of the Corporation not taken place. Accordingly the Corporation has agreed, under such circumstances, to pay each of them an amount of cash (the "Benefit") on such date that would accomplish this objective, the payment of such Benefit to be conditional upon (i) their continued employment with the Corporation on July 1, 2003, and (ii) in part, the Corporation meeting its business objectives during 2001 and 2002. Failure to fully meet these business objectives would result in a reduced payment. Each of Messrs. Truderung and Lazzarato will receive a pro-rata portion, based on a length of service with the Corporation, of the total Benefit in the event his employment with the Corporation is terminated for any reason other than cause prior to July 1, 2003. If
Messrs. Truderung or Lazzarato exercise any portion of the stock options granted to them in 2001 prior to July 1, 2003, the net after tax amount receivable by such executive with respect to that exercise will be held in escrow by the Corporation and paid to them on July 1, 2003, provided he is then employed by the Corporation.

COMPENSATION OF DIRECTORS

    The Chairman of the Board receives a $150,000 annual retainer fee. Non-salaried directors of the Board receive a $25,000 annual retainer fee, and $1,500 per physical meeting or $750 per phone meeting. The chairman of each committee of the Board, other than the Chairman of the Board, receives up to an additional $1,250 to $1,500 meeting fee for chairing a committee meeting. The Corporation reimburses out-of-pocket travel, lodging and other related expenses of directors incurred in connection with attendance at meetings of the Board or committees of the Board. In 2000, $342,985 in fees were paid or payable by the Corporation to directors who were not officers of the Corporation. The directors may elect to be paid, in whole or in part, Class B Deposit Receipts in lieu of cash.

DIRECTORS' AND OFFICERS' INSURANCE

    The Corporation carries three policies for directors' and officers' liability insurance for a total of U.S.$75 million, to insure directors and officers for losses as a result of claims against any of them in their capacity as directors and officers, and to reimburse the Corporation for payments made pursuant to the indemnity provisions of its by-laws. The annual premiums for such insurance are approximately U.S.$318,000 and are paid by the Corporation. The policies have a corporate deductible of U.S.$250,000 for securities claims and U.S.$50,000 for all other claims.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

    Except as set out below, none of the directors or senior officers of the Corporation was indebted to the Corporation during the financial year ended December 31, 2000, other than for amounts owing for purchases subject to usual trade terms, for ordinary travel and expense advances and for other transactions in the ordinary course of business. As of the date hereof, the aggregate indebtedness to the Corporation and its subsidiaries of all officers, directors, employees and former officers, directors and employees of the Corporation and its subsidiaries is $294,058.23.

   TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

--------------------------------------------------------------------------------------------------------------
                                                       INVOLVEMENT OF    LARGEST AMOUNT          AMOUNT
                                                          ISSUER OR        OUTSTANDING      OUTSTANDING AS AT
NAME AND PRINCIPAL POSITION                              SUBSIDIARY        DURING 2000        DEC. 31, 2000
--------------------------------------------------------------------------------------------------------------
George E. Harvey, Former President,                         Lender         $312,776.14         $294,058.23
Business Services Group
--------------------------------------------------------------------------------------------------------------

    Mr. Harvey received from AT&T Canada Long Distance Services Company on
June 30, 1994 a home assistance loan in the principal amount of $350,000. No interest accrues or is payable on the amount outstanding under this loan prior to June 30, 2004. Mr. Harvey is required to pay $897.43 biweekly on the principal until July 28, 2002, the date on which the loan will be repayable. To ensure repayment, the Corporation has in place a life insurance policy on Mr. Harvey in the face amount of $340,000.

REPORT ON EXECUTIVE COMPENSATION

    The Human Resources and Compensation Committee of the Corporation's Board of Directors reports to the Corporation's Board of Directors on a regular basis. The Committee has responsibility for, among other things, reviewing and making recommendations to the Board regarding the Chief Executive Officer's and the President's performance and compensation and, taking into consideration the Chief Executive Officer's and President's recommendations, for reviewing and approving the performance and compensation of those senior managers that report directly to the Chief Executive Officer and the President. The current members of the Human Resources and Compensation Committee are Purdy Crawford, Paul J. Salem, Alan D. Horn, D. Craig Young and James J. Meenan. Two of the five directors on this Committee were formerly officers or employees of the Corporation.

    Compensation arrangements are carefully designed to enable the Corporation to attract, retain and motivate senior management. Each senior manager's compensation is comprised of a base salary, annual performance-based incentive payments, long-term incentives through the granting of stock options, and non-cash compensation.

    In November, 2000, the Corporation participated in a national compensation survey to ensure that the total compensation program offered by the Corporation was competitive. The basis for determining the compensation for the Chief Executive Officer is identical to that used for determining the compensation levels of other senior managers.

BASE SALARIES

    Base salaries are approved annually by the Human Resources and Compensation Committee. Salary increases are based upon competitive considerations and take into account the performance of the Corporation during the prior year and the projections for the coming year, and are determined using the following criteria:

    - the performance of each senior manager which is measured against objectives set at the beginning of each year; and

    - the responsibility, skills and experience required to function in the relevant position, as well as a comparison of the amounts paid to similarly situated employees of comparable organizations.

ANNUAL PERFORMANCE-BASED INCENTIVE PAYMENTS

    Performance based compensation (short term incentive) is paid in the form of a bonus to provide incentives to senior management to achieve desired corporate and individual results.

    Performance based compensation is an integral part of the Corporation's overall remuneration practices. The Human Resources and Compensation Committee has the discretion to approve a performance bonus pool to be distributed if the Corporation reaches previously established targets. Individual bonuses are awarded by the Human Resources and Compensation Committee and are based on a combination of corporate and individual performance and contribution.

STOCK OPTION PLAN

    The Corporation's Plan is the cornerstone of its long term compensation strategy for executives. The purpose of the Plan is to provide employees, including the Chief Executive Officer and each of the other Named Executive Officers, with compensation generally at a level competitive with that of comparable organizations, and to align the interests of executives with those of outside shareholders. In keeping with the Corporation's compensation strategy of focusing the attention of its executive officers on long-term strategic objectives, the Corporation provides incentives to members of the executive team with stock options to purchase Class B Non-Voting Shares (which are, in turn, issued to the Custodian under the Deposit Receipt Agreement in return for Class B Deposit Receipts) in accordance with the terms of the Plan and vesting provisions. The intent is to encourage those individuals who can most affect the long-term future of the Corporation to direct their efforts to increasing long-term shareholder value. Options are granted by the Corporation's Board of Directors on the recommendation of the Human Resources and Compensation Committee for the purchase of a set number of Class B Non-Voting Shares at an exercise price equal to the closing price of the securities on the TSE on the date of the grant. Options vest over a three year period, beginning one year after the date of their grant, and expire in five years. Alternate vesting or full vesting at the date of the grant may be granted at the discretion of the Human Resources and Compensation Committee.

EMPLOYEE SHARE OWNERSHIP PROGRAM

    The Employee Share Ownership Plan offers all full-time permanent employees of the Corporation the opportunity to purchase securities of the Corporation. Consistent with the Corporation's compensation philosophy, the program is designed to create shareholder value and allows employees to participate in the risk and reward of the business as the plan is linked to share price as well as to the Corporation's business objectives. Employees may contribute between one to five percent of their salary to buy units in a single stock mutual fund, the Corporation's Stock Fund, which in turn holds only Class B Deposit Receipts and may also hold certain amounts of cash. The Corporation contributes the equivalent of 25% of participant contributions per quarter. In the event that the Corporation meets its business objectives, as defined at the beginning of the current year, the Corporation will make an additional 25% contribution from Treasury to all fund participants based on their contributions throughout the year. The Corporation's contributions are in effect made through the issuance of Class B Deposit Receipts. 200,000 Class B Deposit Receipts have been authorized for issuance for this purpose.

    Submitted by the Human Resources and Compensation Committee of the Board of
Directors:

       Purdy Crawford, Chairman
       Paul J. Salem
       Alan D. Horn
       D. Craig Young
       James J. Meenan

PERFORMANCE GRAPH

    The following graph compares the percentage change in the cumulative total shareholder return of the Class B Non-Voting Shares of AT&T Canada (from December 10, 1997, the date on which the Class B Non-Voting Shares of AT&T Canada were first publicly traded, to May 31, 1999) and the Class B Deposit Receipts of the Corporation (from June 1, 1999 to December 31, 2000) with the cumulative total return of the TSE 300 Total Return Index for the same period.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

              CLASS B NON-VOTING        TSE 300 COMPOSITE
            Shares/Deposit Receipts  Data Total Return Index
Dec. 10/97                     $100                     $100
Dec. 31/97                     $105                      $99
June 30/98                     $178                     $110
Dec. 31/98                     $221                      $98
June 30/99                     $406                     $106
Dec. 31/99                     $502                     $129
June 30/00                     $428                     $157
Dec. 31/00                     $376                     $138

----------------------------------------------------------------------------------------------------------------------------
                                       DECEMBER 10,    DECEMBER 31,    JUNE 30,    DECEMBER 31,    JUNE 30,    DECEMBER 31,
                                           1997            1997          1998          1998          1999          1999
----------------------------------------------------------------------------------------------------------------------------
Class B Non-Voting Shares/Deposit
  Receipts                                  100             105           178           221           406           502
----------------------------------------------------------------------------------------------------------------------------
TSE 300 Composite Data Total Return
  Index                                     100              99           110            98           106           129
----------------------------------------------------------------------------------------------------------------------------

-------------------------------------  -------------------------
                                       JUNE 30,    DECEMBER 31,
                                         2000          2000
-------------------------------------  -------------------------
Class B Non-Voting Shares/Deposit
  Receipts                                428           376
-------------------------------------
TSE 300 Composite Data Total Return
  Index                                   157           138
-------------------------------------

                    APPOINTMENT AND REMUNERATION OF AUDITORS

    Management is nominating KPMG LLP, Suite 500, 4120 Yonge Street, Toronto, Ontario, M2P 2B8, the present auditors of the Corporation, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders. KPMG LLP was first appointed as the auditors of the Corporation in 1996.

    THE PERSONS NAMED IN THE FORM(S) OF PROXY FOR HOLDERS OF CLASS A VOTING SHARES AND CLASS A DEPOSIT RECEIPTS INTEND TO VOTE IN FAVOUR OF THE APPOINTMENT OF KPMG LLP AS AUDITORS OF THE CORPORATION, AUTHORIZING THE DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS, UNLESS A SHAREHOLDER SIGNING A FORM OF PROXY SPECIFIES THAT THE SECURITIES REPRESENTED BY THE FORM OF PROXY ARE TO BE WITHHELD FROM VOTING IN RESPECT OF THE APPOINTMENT OF AUDITORS.

                AMENDMENT TO THE 1999 EMPLOYEE STOCK OPTION PLAN

    At the Meeting, shareholders will be asked to consider and, if thought fit, to pass the ESOP Amendment Resolution ratifying an amendment (the "Amendment") to the Plan increasing the number of Class B Non-Voting Shares that may be issued pursuant to the exercise of stock options granted under the Plan. The full text of the ESOP Amendment Resolution is attached as Schedule "B".

    As described in the Report of Executive Compensation, the Plan is the primary long-term incentive plan of the Corporation and has been designed to align the interests of the Corporation's Named Executive Officers and senior managers with those of its shareholders. Prior to the Amendment, the Plan provided that the aggregate number of Class B Non-Voting Shares that could be issued pursuant to the exercise of stock options could not exceed 8.8 million Class B Non-Voting Shares, while the co-existing 1995 Employee Stock Option Plan provided that the aggregate number of Class B Non-Voting Shares that could be issued pursuant to the exercise of stock options could not exceed 8 million Class B Non-Voting Shares. Options to acquire 632,178 Class B Non-Voting Shares remain available to be granted pursuant to the Plan prior to the Amendment. Accordingly, in order to ensure that options will continue to be available for grants under the Plan, the Board of Directors has determined to increase the aggregate number of Class B Non-Voting Shares that may be authorized for issuance pursuant to the Plan by 700,000 Class B Non-Voting Shares, from 8.8 million to 9.5 million Class B Non-Voting Shares.

    The Toronto Stock Exchange has approved the Amendment subject to the approval of shareholders of the Corporation. Accordingly, in order to be effective, the ESOP Amendment Resolution must be passed by the affirmative vote of the holders of a majority of the Class A Voting Shares, Class A Deposit Receipts and Class B Deposit Receipts voted at the Meeting. THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE IN FAVOUR OF THE ESOP AMENDMENT RESOLUTION AT THE MEETING UNLESS THE SHAREHOLDER SIGNING THE FORM OF PROXY SPECIFIES THAT THE SHARES OR DEPOSIT RECEIPTS REPRESENTED BY THE FORM OF PROXY BE VOTED AGAINST THE ESOP AMENDMENT RESOLUTION.

                 INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

    No insider of the Corporation, or associate or affiliate thereof, or any proposed nominee for election as a director had any material beneficial interest, direct or indirect, in any transaction with the Corporation since the beginning of the Corporation's last completed financial year or has any material interest, direct or indirect, in any proposed transaction which has or will materially affect the Corporation.

                           AVAILABILITY OF DOCUMENTS

    Copies of the 2000 Annual Report to Shareholders containing the Consolidated Financial Statements for the year ended December 31, 2000 together with the Auditor's Report thereon, as well as this Management Proxy Circular, are available on written request to the Corporate Secretary of the Corporation at the address set out on page 1 of this Management Proxy Circular.

                              DIRECTORS' APPROVAL

    The contents of this Management Proxy Circular and the sending thereof to the shareholders of the Corporation have been approved by the directors of the Corporation.

                                          By Order of the Board of Directors

                                          [PURDY CRAWFORD]

                                          PURDY CRAWFORD
                                          Chairman of the Board of Directors

Toronto, Ontario.
March 19, 2001

                                  SCHEDULE "A"
                              CORPORATE GOVERNANCE

    The Corporation's corporate governance practices are described below with specific reference to each of the TSE Guidelines.

1. The Board is responsible for the overall stewardship of the Corporation, overseeing the conduct of the business and affairs of the Corporation and supervising management.

    (a) The Board annually reviews and approves the Corporation's strategic plan (the "Plan") which is developed by management. The Plan encompasses the Corporation's overall strategic goals, both short and long-term, the operating budget and capital budget, and their implementation. The Board reviews the Corporation's performance against the Plan throughout the year and the Board reviews and approves the Strategy for other initiatives that may be undertaken from time to time.

    (b) At the time of the approval of the Plan (coincidental with the approval of the Corporation's annual budget), the Board assesses the principal risks facing the Corporation and monitors the activities of management in managing these risks.

    (c) The Board's Human Resources and Compensation Committee ("HRCC") meets regularly throughout the year and is responsible for overseeing the development, appointment, training and monitoring of senior management, overseeing the development of executive compensation policies and programs and succession planning in accordance with the Corporation's Plan and corporate policies.

    (d) The Board oversees shareholder, investor and public communications policies and their implementation, with a view to ensuring timely disclosure of material information and enhancing communications to shareholders and other stakeholders. The Audit Committee reviews all financial information and recommends its approval by the Board prior to its release.

    (e) The Board's Audit Committee monitors the Corporation's internal control and management information systems at its regular quarterly meetings.

2. The Board is currently comprised of twelve directors, each of whom is unrelated for purposes of the TSE Guidelines. A director is unrelated if he or she is independent of management and is free from any interest and any business or other relationship, which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation. The Corporation's Shareholders' Agreement provides certain of the Corporation's shareholders with Board representation, as well as Board representation by two directors who have no relationship to either the Corporation or any such shareholder who represent the interests of the Corporation's public shareholders. The Corporation has no significant shareholder within the meaning of the TSE Guidelines.

3. The Board has determined that each of the directors on the Board is an unrelated director for the purposes of the TSE Guidelines.

4. The Board's Corporate Governance Committee has five members, each of whom is unrelated. The Corporate Governance Committee is responsible for identifying and recommending new nominees for the Board to represent the holders of Class B Deposit Receipts, taking into account criteria such as the diversity and qualifications of the current Board members, as well as the skills, areas of expertise and experience of the nominee, in order to select directors to represent the holders of Class B Deposit Receipts who will contribute effectively to the functioning of the Board and to the business and affairs of the Corporation (subject to certain requirements for Board representation in the Corporation's Shareholders' Agreement).

5. The Corporate Governance Committee meets regularly to assess the effectiveness of the Board and its committees, specifically reviewing the size and composition of the Board and its committees, the mandate of existing Board committees, the Board's processes and its relationship with management, and recommends whether new committees or Board processes should be implemented. The contribution of individual directors is considered in the context of this review.

6. The Corporate Governance Committee has instructed the Secretary of the Corporation to develop and implement a formal orientation and education program for new members of the Board, which will be subject to review and approval by the Committee. New directors receive information packages containing detailed information about the Corporation.

7. The Corporate Governance Committee regularly reviews and recommends the size of the Board and has determined that twelve is the appropriate number of directors. The size of the Board is considered in conjunction with the diversity and qualifications of the Board's members in order to ensure that the Board functions effectively. The Board has accepted the recommendation of the Corporate Governance Committee and agrees that the current size of the Board facilitates effective decision making.

8. The Corporate Governance Committee regularly recommends and reviews the compensation and benefits of directors. The Committee considers factors such as the time commitment of directors and director compensation at companies of similar size in determining appropriate retainer fees and meeting fees so as to attract and retain directors who will contribute to the effective functioning of the Board and to accurately reflect the responsibilities and risks involved in being an effective director.

9. The Board has four committees, each of which has five members, all of whom are outside and unrelated directors. The committees are the HRCC, Corporate Governance Committee, Audit Committee and Executive Committee. The committees report to the Board and, except for certain decisions of the HRCC, decisions, recommendations and proposals of committees require Board approval.

10. The Corporate Governance Committee is responsible for developing the Corporation's approach to governance issues and for ensuring that such approach supports the effective functioning of the Corporation with a view to the best interests of the Corporation's shareholders. The Corporation's disclosure in response to the Guidelines is annually reviewed by the Corporate Governance Committee and recommended to the Board for approval.

11. The Board is responsible for the overall stewardship of the Corporation, but recognizes that it is not appropriate for it to be involved in the day-to-day management of the Corporation. Senior management is charged with the day-to-day functioning of the Corporation. The directors approve any material agreements and any proposals for a material change in the business, including significant acquisitions or dispositions and financing arrangements. Management is expected to report to the Board in respect of any such material developments, as well as to provide regular financial and operating reports. In addition, the Corporation's Shareholders' Agreement requires Board approval of certain matters. The HRCC sets annual targets and objectives for the CEO which serve as the mandate for the CEO. The performance of the CEO is measured against these targets and objectives by the HRCC on an annual basis. Overall, the Board expects management and the CEO to operate the Corporation in accordance with the Plan and in a prudent manner, with the goal of enhancing shareholder value.

12. None of the directors are members of management. The Board therefore considers that it functions independently of management.

13. The Board's Audit Committee is composed of five outside, unrelated directors. The role and responsibilities of the Audit Committee are defined in the Audit Committee's mandate which has been approved by the Board. The Audit Committee has direct communication with the Corporation's internal and external auditors on a regular basis to discuss and review audit and financial issues. Quarterly meetings with the Corporation's external auditors are held without management present. The Audit Committee's duties include overseeing management's design and implementation of systems of internal control, management information and financial reporting, and reviewing and recommending for approval by the Board the Corporation's quarterly and annual financial statements and MD&A. The Committee reviews the value, scope and extent of the annual audit. It evaluates the external auditors performance, reviews their fees and makes recommendations to the Board in this regard.

14. Individual directors may, subject to approval by the Board, engage outside advisors at the expense of the Corporation in appropriate circumstances in connection with discharging their responsibilities as a director of the Corporation.

                                  SCHEDULE "B"
                           ESOP AMENDMENT RESOLUTION

BE IT RESOLVED THAT:

1. The amendment of the Corporation's 1999 Employee Stock Option Plan (the "Plan") increasing the aggregate number of Class B Non-Voting Shares of the Corporation that may be issued pursuant to the exercise of stock options granted under the Plan from 8.8 million to 9.5 million, as approved by the Board of Directors of the Corporation on March 5, 2001, is hereby approved, ratified and confirmed.